Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

RECEIVED
2006 SEP 28 P 12:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

06017145

Zurich, September 25, 2006

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed:

- **Media Release:**
  Holcim offers cash incentive to convert USD Convertible Bond into shares **(2 pages)**

With kind regards,

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

B. Fuchs

Beate Fuchs

Encl.: mentioned

dlw 9/28

Corporate Communications

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

RECEIVED
2006 SEP 28 P 12: 5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File N° 82-4093

September 25, 2006

Media Release

Holcim offers cash incentive to convert USD Convertible Bond into shares

Holcim is offering holders of the USD Zero Coupon Convertible Bond due in 2017 a cash incentive to convert their bonds into the underlying Holcim Ltd shares. The book value of the still outstanding bond as of June 30, 2006 is CHF 372 million. The transaction is aimed at reducing earnings volatility and optimizing the debt profile.

Holcim offers bondholders a cash amount if they convert their bonds into shares. The cash amount compensates for the premium at which the bonds trade in the market and provides an additional 1.5 percent incentive. The offer begins on September 25, 2006 and ends at 17:00 CET on October 2, 2006.

Further information on the transaction is available at www.holcim.com/convertible.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

Disclaimer

This press release does not constitute, or form part of, an offer to buy or a solicitation of an offer to sell any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Dealer Managers are acting for Holcim Capital Corporation Ltd. and no one else in connection with the offer and will not be responsible to anyone other than Holcim Capital Corporation Ltd. for providing the protections afforded to its customers or for giving advice or other investment services in relation to the offer.
This press release must be read in conjunction with the Offer Document, which has been prepared by Holcim in relation to the offer. This press release and the Offer Document contain important information, which should be read carefully before any decision is made to accept the offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from an independent financial adviser.

Offer Restrictions

The offer is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet, email and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange, of the United States or to U.S. persons (as such terms are defined in Regulation S under the Securities Act of 1933, as amended) and electronic acceptance instruction and conversion notices may not be submitted by any such use, means, instrumentality or facility from or within the United States or by U.S. persons. Accordingly, copies of this press release are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed, transmitted, or sent in or into or from the United States or to any U.S. person (including without limitation by any custodians, nominees, trustees, and agents) and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise forward, distribute, transmit or send it or any related documents into or from the United States or to any U.S. person. Doing so may render invalid any purported acceptance of the offer. Offers to convert made by a resident of the United States, by any agent, fiduciary, or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States, or by any U.S. persons will not be accepted.

The communication of this press release is not being made, and this press release has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this press release is not being distributed to, and must not be passed on to, the general public in the United Kingdom. Rather, the communication of this press release is being made to, and is directed only at: (a) persons outside the United Kingdom; (b) those persons falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order")) or within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order; or (c) any person to whom it may otherwise lawfully be communicated (such persons together being "relevant persons"). This press release is only available to relevant persons and the transaction contemplated herein will be available only to, or engaged in only with, relevant persons. This press release must not be acted on or relied upon by persons other than relevant persons. Expressions of interest and electronic acceptance instruction and conversion notices will only be responded to or accepted if received from relevant persons.

The offer is not being made, directly or indirectly, in the Republic of Italy and neither the offer nor any of the information contained herein is addressed or constitutes an offer or an invitation to offer to purchase or acquire the Bonds or shares of Holcim Ltd directed, to any person (natural or legal) located in, or resident of, the Republic of Italy. No prospectus or offer document will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) or the Bank of Italy in respect of the offer. Accordingly, electronic acceptance instruction and conversion notices may not be submitted from the Republic of Italy and as such, any electronic acceptance instruction and conversion notices received from or on behalf of such persons shall be ineffective and void, and neither this press release nor any other material relating to the offer may be distributed or made available in the Republic of Italy.

The Offer Document has not been submitted and will not be submitted to the clearance procedures of the Autorité des Marchés Financiers in France. The Offer does not constitute a public offer for the purchase of Notes nor a public offering of financial instruments in France. Only providers of investment services relating to portfolio management for the account of third parties and / or qualified investors ("investisseurs qualifiés"), all as defined in Articles L.411-1, L.411-2, and D.411-1 of the French Code Monétaire et Financier, are eligible to offer to sell Notes.

In Belgium the offer is not being and will not be made, directly or indirectly, to or for the account of any person other than to professional or institutional investors referred to in article 3, 2° of the Belgian royal decree of 7 July 1999 on the public character of financial transactions (the "Public Decree"), each acting on their own account. The Offer Document has not been and will not be submitted to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et de Assurances / Commissie voor het Bank, Financie en assurantiewezen) and accordingly may not be used in connection with any offer in Belgium expect as may otherwise be permitted by Belgian law.

Neither the Offer Document nor this press release constitute an offer or a solicitation to purchase securities in Switzerland. Accordingly, the Offer Document does not constitute a prospectus, as that term is understood under articles 652a and 1156 of the Swiss Code of Obligations.